FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>July</u>, 2007

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

<center>Signatures</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>FORBES MEDI-TECH INC.</center>

Date: July 16, 2007

"Charles A. Butt"

Charles A. Butt

President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.



FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release **July 16, 2007**

Nasdaq Approves Forbes Medi-Tech Transfer to Nasdaq Capital Market

Vancouver, Canada Forbes Medi-Tech Inc.'s (TSX:FMI and NASDAQ:FMTI) application has been approved to transfer its listing from the Nasdaq Global market to the Nasdaq Capital Market effective the opening of business July 23, 2007. The Nasdaq trading symbol for the Company's common stock, "FMTI," will not change.

As reported on January 25, 2007, the Company received a letter from Nasdaq indicating that the bid price for its common stock had closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required for continued inclusion on The Nasdaq Global Market by Marketplace Rule 4450(a)(5). Nasdaq provided Forbes with 180 calendar days, or until July 23, 2007, to regain compliance with this rule. While the Company has not regained compliance with the minimum bid price requirement, it has been afforded the transfer from the Nasdaq Global Market to the Nasdaq Capital market in order to extend the time to regain compliance.

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com